SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                        Burnham Pacific Properties, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    12232C108
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                                 (CUSIP Number)

                                   May 1, 1999
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 12232C108


(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only):

                                Stephen Feinberg
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(2)     Check the Appropriate Box if a Member of a Group (See
        Instructions)

                            (a)

                            (b)
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(3)     SEC Use Only

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(4)     Citizenship or Place of Organization:                  United States

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Number of Shares Beneficially Owned by     (5) Sole Voting Power:      1,951,220
            Each Reporting Person With:    (6) Shared Voting Power:            0
                                           (7) Sole Dispositive Power: 1,951,220
                                           (8) Shared Dispositive Power:       0

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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:  1,951,220
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(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)
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(11)    Percent of Class Represented by Amount in Row (9):             5.8%
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(12)    Type of Reporting Person (See Instructions):                      IA, IN
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

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Item 1(a).  Name Of Issuer.

Burnham Pacific Properties, Inc.

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Item 1(b).  Address of Issuer's Principal Executive Offices.


610 West Ash Street, Suite 2001, San Diego, CA 92101.
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Item 2(a).  Name of Person Filing.


Stephen Feinberg
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Item 2(b).  Address of Principal Business Office or, if None, Residence.


450 Park Avenue, 28th Floor, New York, New York 10022.
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Item 2(c).  Citizenship.


United States
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Item 2(d).  Title of Class of Securities.


Common Stock, par value $0.01 per share
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Item 2(e).  CUSIP No.


12232C108
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Item 3.   If  This  Statement  Is  Filed  Pursuant   to   ss.240.13d-1(b) or ss.
          240.13d-2(b) or (c),      Check Whether the Person Filing is a:

                    Not Applicable

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Item 4.  Ownership.

Blackacre SMC Master Holdings, LLC ("Blackacre") is the holder of 1,599,990 Preferred Units (the "Units") of Burnham Pacific Operating Partnership, L.P. (the "Partnership"). Pursuant to the Partnership's Agreement of Limited Partnership, as amended, the Units are redeemable by the holders thereof for, at the option of the Partnership, either cash or shares of Series 1997-A Convertible Preferred Stock (the "Preferred Stock") of Burnham Pacific Properties, Inc. (the "Company"). Based upon Blackacre's holdings of 1,599,990 Units, Blackacre has the right to redeem such Units for 1,599,990 shares of Preferred Stock (unless the Partnership elects to pay the redemption price for such units in cash). In addition, Blackacre is the holder of 10 shares of Preferred Stock. Pursuant to the Company's Articles Supplementary designating the Preferred Stock, the Preferred Stock held or acquired through redemption by Blackacre is or will be convertible into a total of 2,601,626 shares of Common Stock of the Company (the "Common Stock") as follows: 25% of the 2,601,626 shares of Common Stock may be converted on each of December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999 (at which point all of the 2,601,626 shares of Common Stock may be acquired). As of June 30, 1999, the Preferred Stock held or acquired through redemption by Blackacre will be convertible into 1,951,220 shares of Common Stock.

Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by Blackacre. Although the Partnership may elect to pay the redemption price for the Preferred Units in cash, and as a result thereof, Steven Feinberg believes that he currently does not beneficially own any shares of Common Stock for purposes of Reg. Section 240.13d-3; however, because of Mr. Feinberg's expectation that the Partnership would elect to pay the redemption price in shares of Preferred Stock (which, as noted herein, are convertible into shares of Common Stock), pursuant to Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 1,951,220 shares of the Common Stock, or 5.8% of those issued and outstanding.
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Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable
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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable
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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable
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Item 8.  Identification and Classification of Members of the Group.

Not Applicable
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Item 9.  Notice of Dissolution of Group.

Not Applicable
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Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



May 12, 1999                                /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen  Feinberg,  in his  capacity
                                            as   the  investment    manager  for
                                            Blackacre SMC Master Holdings, LLC



           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).